SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549
                      __________________________________

                                 Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                   of the Securities Exchange Act of 1934
                              (Amendment No. 1)


                Torrey International Strategy Partners, LLC
                   (Name of Subject Company (Issuer))

                Torrey International Strategy Partners, LLC
              (Name of Filing Persons (Offeror and Issuer))

                              Interests
                    (Title of Class of Securities)

                                 N/A
                  (CUSIP Number of Class of Securities)

                          James A. Torrey
                       Torrey Associates, LLC
                          505 Park Avenue
                            Fifth Floor
                      New York, New York 10022
                            (866) 644-7800

          (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                           With a copy to:
                    Patricia A. Poglinco, Esquire
                        Seward & Kissel LLP
                      One Battery Park Plaza
                     New York, New York 10004

                      Calculation of Filing Fee

Transaction Valuation                             Amount of Filing Fee
$5,042,490.60(a)                                  $281.37(b)

(a) Calculated as the estimated aggregate maximum purchase price for the interests in an amount up to 30% of the net asset value of the Issuer as of February 28, 2009.

(b) Calculated as the Transaction Valuation multiplied by 0.00005580.

o Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

x  Amount Previously Paid: $281.37
Form or Registration No.: Schedule TO
Filing Party: Torrey International Strategy Partners, LLC
Date Filed: March 23, 2009

o Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
o third-party tender offer subject to Rule 14d-1.
x issuer tender offer subject to Rule 13e-4.
o going-private transaction subject to Rule 13e-3.
o amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the
results of the tender offer.	                 x



                                 Introductory Statement

This Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 23, 2009 by Torrey International Strategy Partners, LLC (the "Fund"), relating to an offer to purchase for cash (the "Offer") an amount of limited liability company interests in the Fund ("Interests") or portions thereof up to 30% of the net asset value of the Fund calculated on June 30, 2009, amends such Statement on Schedule TO in order to add the following information in accordance with Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended:

The Offer expired at 12:00 Midnight, Eastern Standard Time on April 20, 2009. Pursuant to the Offer, the Fund accepted for purchase Interests in the amount of $4,189,814.44, On July 20, 2009, the Fund paid 90% of the purchase price of the Interests accepted in cash and the balance, if any, in the form of a promissory note payable no later than immediately after the audit of the financial statements of the Fund for the fiscal year ending March 31, 2010


SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


TORREY INTERNATIONAL STRATEGY PARTNERS, LLC



/s/ James A. Torrey
Name: James A. Torrey
Title:  Principal Executive Officer
Dated: July 21, 2009